                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of February, 2005



                        Commission File Number: 000-11743





                                  WACOAL CORP.
                 (Translation of Registrant's Name into English)




                      29, Nakajima-cho, Kisshoin, Minami-ku
                                  Kyoto, Japan
                    (Address of principal executive offices)



    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]  Form 40-F  [ ]

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes  [ ]  No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                  WACOAL CORP.
                                    Form 6-K

                                TABLE OF CONTENTS


                                                                                           Page

Consolidated Business Results for the Third Quarter Ended December 31, 2004 of
the Year Ending March 31, 2005                                                               3

Signature                                                                                    5

Exhibit Index                                                                                6


Exhibit 1   Consolidated Business Results for the Third Quarter Ended December 31,
            2004 of the Year Ending March 31, 2005                                           7

CONSOLIDATED BUSINESS RESULTS FOR THE THIRD QUARTER ENDED DECEMBER 31, 2004 OF THE YEAR ENDING MARCH 31, 2005

         On January 27, 2005, we released our Consolidated Business Results for the Third Quarter Ended December 31, 2004 of the Year Ending March 31, 2005. Attached as Exhibit 1 hereto is an English translation of the business results.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         The attached business results contain forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our company, our industry and other relevant factors. The forward-looking statements are subject to various risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. The forward-looking statements discuss future expectations, identify strategies, contain projections of results of operations or of financial condition, or state other "forward-looking" information. Forward-looking statements are contained in the sections entitled "3. Forecast for the Consolidated Business Results for the Year Ending March 2005 (April 1, 2004 to March 31, 2005)", and elsewhere in the attached business results and accompanying information.

         Known and unknown risks, uncertainties and other factors could cause our actual results, performance or achievements to differ materially from those expressed or implied by any forward-looking statement contained in the attached business results and accompanying information. Among the factors that you should bear in mind as you consider any forward-looking statement are the following:

          o The impact of weak consumer spending in Japan and our other markets on our sales and profitability;

          o The impact on our business of anticipated continued weakness of department stores and other general retailers in Japan;

          o Our ability to successfully develop, manufacture and market products in Japan and our other markets that meet the changing tastes and needs of consumers;

          o Our ability to reduce costs by consolidating our activities in Japan, increasing our product sourcing and manufacturing in lower-cost countries such as China and Vietnam, and other efforts to reduce costs;

          o Our ability to successfully expand our network of our own specialty retail stores and achieve profitable operations at these stores;

          o Our ability to further develop our catalog and Internet sales capabilities;

          o The highly competitive nature of our business and the strength of our competitors;

          o    Effects of seasonality on our business and performance;

          o Risks related to conducting our business internationally, including political and economic instability, unexpected legal or regulatory changes, trade protection measures and import or export licensing requirements, changes in tax laws, fluctuations in currency exchange rates, difficulties managing widespread operations, differing protection of intellectual property, difficulties in collecting accounts receivable and public health crises such as SARS;

          o The impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities;

          o Unexpected increases in our funding obligations with respect to our employee benefit plans due to adverse conditions in the equity or debt markets or other factors;

          o Difficulties or delays in our product sourcing or manufacturing, which may result from problems in our relationship with third party contractors, difficulties in finding high-quality contractors overseas, and other factors;

          o    Our ability to maintain adequate liquidity and capital resources;

          o Laws and regulations affecting our domestic or foreign operations, including tax obligations; and

          o Acquisitions, divestitures, restructurings, product withdrawals or other extraordinary events affecting our business.

         The information contained in the section entitled "Item 3 -- Key Information -- Risk Factors" of our Annual Report on Form 20-F for the fiscal year ended March 31, 2004 also identifies factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in any forward-looking statement contained in the attached business results and accompanying information. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the foregoing list or the information provided elsewhere in our annual report to be a complete set of all such factors.

         We undertake no obligation to update any forward-looking statements contained in the attached business results and accompanying information, whether as a result of new information, future events or otherwise.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              WACOAL CORP.
                              (Registrant)



                              By: /s/  Ikuo Otani
                                  ----------------------------------------------
                                  Ikuo Otani
                                  Corporate Officer
                                  General Manager of Corporate Planning Division


Date: February 1, 2005

                                  EXHIBIT INDEX

                                                                                      Page
Exhibit 1  Consolidated Business Results for the Third Quarter Ended December 31,
           2004 of the Year Ending March 31, 2005                                       7

                                   EXHIBIT 1

 CONSOLIDATED BUSINESS RESULTS FOR THE THIRD QUARTER ENDED DECEMBER 31, 2004 OF
                         THE YEAR ENDING MARCH 31, 2005

CONSOLIDATED BUSINESS RESULTS FOR THE THIRD QUARTER ENDED DECEMBER 31, 2004 OF THE YEAR ENDING MARCH 31, 2005 [U.S. ACCOUNTING STANDARDS]

                                                                January 27, 2005


Listed Company:  Wacoal Corp.               Stock Exchanges:  Tokyo, Osaka
Code Number:  3591                          Location of Principal Office:  Kyoto
(URL:  http://www.wacoal.co.jp/)

Representative:   Position: President and Representative Director
                  Name: Yoshikata Tsukamoto

For Inquiries:    Position: Corporate Officer, General Manager of Corporate
                            Planning Division
                  Name: Ikuo Otani Tel: (075) 682-1010

Application of U.S. Accounting Standards: Yes

1. Matters concerning preparation of the consolidated quarterly financial results

(1)  Application of simplified accounting methods: None

(2) Changes in accounting methods from those used in the most recent fiscal year (consolidated): None

(3)  Changes in consolidation criteria or equity-method application: None

2. Third Quarter of the Year Ending March, 2005: Consolidated Business Results (April 1, 2004 ~ December 31, 2004) - Unaudited

(1)  Consolidated Business Results

                   (Note) Amounts less than 1 million yen have been rounded off.

                                      Sales              Operating Income         Pre-tax Net Income         Net Income
  --------------------------------------------------------------------------------------------------------------------------

                                  Million Yen      %     Million Yen     %     Million Yen       %     Million Yen       %

  Nine months ended                   123,902  (2.4)          13,718  51.3           14,045   41.0            8,188   29.6
  December 31, 2004
  Nine months ended                   126,924      -           9,065     -            9,960      -            6,317      -
  December 31, 2003
  --------------------------------------------------------------------------------------------------------------------------
  (Reference) Year Ended              163,155                  3,016                  4,532                   2,902
  March 31, 2004
  --------------------------------------------------------------------------------------------------------------------------


                                  Net Income Per      Diluted Net Income Per
                                      Share                    Share
  ----------------------------------------------------------------------------
                                       Yen                      Yen
  Nine months ended                   56.88                      -
  December 31, 2004
  Nine months ended                   43.10                      -
  December 31, 2003
  ----------------------------------------------------------------------------
  (Reference) Year Ended              19.85                      -
  March 31, 2004
  ----------------------------------------------------------------------------

  ----------------------------------------------------------------------------

(Note) Percentages indicated under sales, operating income, etc. represent the increase or decrease compared to the third quarter of the year ended March 31, 2004.

Qualitative Information Regarding Consolidated Business Results

         For the third quarter of this fiscal year, the core Wacoal brands including high quality brands "Parfage" promoted through department stores and "Salute" promoted through boutique channels as well as high value-added brands "La Vie Aisee" and "Gra-P" targeting the middle-aged and senior market showed steady results. However, our volume zone core product group including campaign products and seasonal products including underwear, showed declining sales in comparison to the same quarter of the previous year. As for the Wing brand, while campaign products showed steady sales, other products showed declining sales. Our overseas business generally showed favorable results, but the consolidated business results were affected by the rise of the yen.

         Based on the above, consolidated sales for the third quarter of this fiscal year were 123,902 million yen, a decrease of 2.4% from the same period of the previous year.

         In terms of profit, although sales profit declined due to slow domestic sales of core innerwear products, as we reported 7,100 million yen as government subsidy and 928 million yen as additional net periodic pension cost from the return of the substitutional portion of the employee pension fund in the first half of the year ending March 2005, operating income was 13,718 million yen, an increase of 51.3% from the same period of the previous year.

         Pre-tax net income was 14,045 million yen, an increase of 41.0% from the same period of the previous year, and net income was 8,188 million yen, an increase of 29.6% from the same period of the previous year.

(2)  Consolidated Financial Condition


                        Total Assets           Total Shareholders'       Total Shareholders'      Shareholders' Equity
                                                     Equity                  Equity Ratio               Per Share
  --------------------------------------------------------------------------------------------------------------------

                        Million Yen                Million Yen                      %                         Yen
  Nine months ended         227,458                    176,866                   77.8                    1,228.66
  December 31, 2004
  Nine months ended         232,731                    174,089                   74.8                    1,187.78
  December 31, 2003
  --------------------------------------------------------------------------------------------------------------------
  (Reference) Year          224,803                    170,758                   76.0                    1,186.12
  Ended March 31,
  2004
  --------------------------------------------------------------------------------------------------------------------

     Consolidated Cash Flow Status

                              Cash Flow from         Cash Flow from            Cash Flow from           Balance of Cash and Cash
                           Operating Activities    Investing Activities      Financing Activities     Equivalents at End of Period
  --------------------------------------------------------------------------------------------------------------------------------
                               Million Yen             Million Yen                 Million Yen                Million Yen
  Nine months ended                  4,324                 (4,867)                       574                     27,553
  December 31, 2004
  Nine months ended                  6,055                  5,198                        281                     38,658
  December 31, 2003
  ---------------------------------------------------------------------------------------------------------------------------
  (Reference) Year Ended             5,201                  1,328                     (6,138)                    27,443
  March 31, 2004
  ---------------------------------------------------------------------------------------------------------------------------

Qualitative Information Regarding Consolidated Financial Condition

Cash Flow Status

         Cash and cash equivalents as of the end of the third quarter of this fiscal year were 27,553 million yen, an increase of 110 million yen from the end of the previous consolidated fiscal year.

Cash Flow from Operating Activities

         While the quarterly net income from operating activities was 8,188 million yen, this includes gains from the return of the substitutional portion of the employee pension fund which does not require any cost of cash, and if the effect of such gains is eliminated, net income from operating activities was 4,324 million yen.

Cash Flow from Investing Activities

         Cash flow related to investing activities amounted to an expenditure of 4,867 million yen, mainly due to the acquisition of marketable securities and tangible fixed assets.

Cash Flow Provided from Financing Activities

         Although there was an expenditure of cash dividend of 2,159 million yen, due to an increase in short-term bank loans of subsidiaries of 2,850 million yen, etc., cash flow relating to financing activities amounted to an income of 574 million yen.

3. Forecast of Consolidated Business Results for the Year Ending March, 2005 (April 1, 2004 ~ March 31, 2005)

                                Sales            Operating Income     Pre-tax Net Income     Net Income    Net Income Per Share
  -----------------------------------------------------------------------------------------------------------------------------
                               Million Yen             Million Yen           Million Yen     Million Yen            Yen
  Previously                   164,000                 12,500                12,200           7,300               50.71
  announced forecast
  --------------------------------------------------------------------------------------------------------------------------
  Amended forecast             160,000                 10,800                11,000           6,500               45.15
  --------------------------------------------------------------------------------------------------------------------------

(Reference) Forecast of Non-consolidated Business Results for the Year Ending March, 2005 (April 1, 2004 ~ March 31, 2005)

                             Sales            Ordinary Income       Net Income           Yearly Dividend Per Share
                                                                                       -----------
                                                                                         Year-end
  -------------------------------------------------------------------------------------------------------------------------
                               Million Yen            Million Yen     Million Yen             Yen                  Yen
  Previously                   131,000                  7,300           3,700               15.00                15.00
  announced forecast
  -------------------------------------------------------------------------------------------------------------------------
  Amended forecast             127,000                  5,500           3,000               15.00                15.00
  -------------------------------------------------------------------------------------------------------------------------

(Reference) Forecast of Net Income Per Share (for whole fiscal year) 20.58 yen

Qualitative Information regarding Forecast of Business Results

         Forecast of the business results for the year ending March 31, 2005 was amended from those announced with the interim financial statements (released on November 12, 2004).

         Warm climate during a full-scale sales period for winter seasonal products has heavily affected our main innerwear products, as well as outerwear products which represent a major part of our catalogue sales business. In addition, the overall retail industry such as department stores has not recovered from persisting slow business, which affects the customer turnouts for our sales floors as well. Business results for the year ending March 31, 2005 is expected to fall below the forecast announced with the interim financial statements, which mainly reflects the decline in sales and decrease of income due to the sluggish sales of our core products and seasonal products including underwear as described above.

* The foregoing forecasts are made based on information available as of the date this data was released, and due to various factors arising in the future, actual results may significantly differ from our forecasts.

             I-1. Summary of Consolidated Balance Sheets - Unaudited
             -------------------------------------------


                                                     Current                                              Previous
                                                  Third Quarter     Previous Year        Amount         Third Quarter
                                                     As of              As of           Increased/         As of
  Accounts                                        Dec 31, 2004       Mar 31, 2004       Decreased       Dec 31, 2003
---------------------------------------------------------------------------------------------------------------------------
  (Assets)                                         Million Yen       Million Yen        Million Yen     Million Yen

  I. Current assets:

Cash and bank deposits                                  8,450            6,847            1,603           16,368
Time deposits                                          19,103           20,596           (1,493)          22,290
Marketable securities                                  42,566           44,316           (1,750)          42,241
Receivables:
     Notes receivable                                   1,466            1,226              240            2,169
     Accounts receivable - trade                       19,888           19,053              835           20,257
                                                      -------          -------           ------          -------
                                                       21,354           20,279            1,075           22,426
Allowance for returns and
  doubtful receivables                                 (2,825)          (2,140)            (685)          (3,088)
                                                      -------          -------           ------          -------
                                                       18,529           18,139              390           19,338
Inventories                                            26,973           26,060              913           25,425
Other current assets                                   10,173            7,087            3,086            7,241
                                                  --------------------------------------------------------------
     Total current assets                             125,794          123,045            2,749          132,903

II. Tangible fixed assets:

Land                                                   21,203           19,910            1,293           22,388
Buildings and structures                               56,187           55,879              308           55,847
Machinery and equipment                                12,752           12,413              339           12,338
Construction in progress                                1,092              370              722              103
                                                      -------          -------           ------          -------
                                                       91,234           88,572            2,662           90,676
Accumulated depreciation                              (39,827)         (38,640)          (1,187)         (38,093)
                                                  --------------------------------------------------------------
     Net tangible fixed assets                         51,407           49,932            1,475           52,583

III. Other assets:

Investments in affiliated companies                    13,314           12,838              476           11,522
Investments                                            27,928           29,872           (1,944)          27,192
Lease deposits and others                               9,015            9,116             (101)           8,531
                                                  --------------------------------------------------------------
     Total other assets                                50,257           51,826           (1,569)          47,245
----------------------------------------------------------------------------------------------------------------
         Total Assets                                 227,458          224,803            2,655          232,731
----------------------------------------------------------------------------------------------------------------

(Note) Amount Increased/Decreased shows the difference between the third quarter of the year ending March 31, 2005 and the previous year.

                                                     Current                                              Previous
                                                  Third Quarter     Previous Year        Amount         Third Quarter
                                                     As of              As of           Increased/         As of
  Accounts                                        Dec 31, 2004       Mar 31, 2004       Decreased       Dec 31, 2003
---------------------------------------------------------------------------------------------------------------------------

 (Liabilities, minority interests and             Million Yen       Million Yen        Million Yen        Million Yen
 shareholders' equity)

I. Current liabilities:
Short-term bank loans                                   6,832            3,954            2,878            7,823

Payables:
Notes payable                                           4,013            2,885            1,128            4,178
Accounts payable - trade                                8,143            9,343           (1,200)           8,088
                                                      -------          -------           ------          -------
                                                       12,156           12,228              (72)          12,266

Accounts payable                                        5,020            5,340             (320)           4,360
Accrued payroll and bonuses                             4,943            6,895           (1,952)           5,573
Accrued corporate taxes, etc                            1,831            2,724             (893)           2,363
Current portion of long-term debt                         271              374             (103)             218
Other current liabilities                               3,942            1,579            2,363            3,497
                                                  --------------------------------------------------------------
    Total current liabilities                          34,995           33,094            1,901           36,100

II. Long-term liabilities:
Long-term debt                                            126              122                4              379
Reserves for retirement benefit                         7,400           14,794           (7,394)          16,487
Other long-term liabilities                             6,155            4,229            1,926            3,953
                                                  --------------------------------------------------------------
    Total long-term liabilities                        13,681           19,145           (5,464)          20,819

III. Minority interests                                 1,916            1,806              110            1,723

IV. Shareholders' equity:
Common stock                                           13,260           13,260               --           13,260
Additional paid-in capital                             25,242           25,242               --           25,242
Retained earnings                                     135,970          129,941            6,029          135,805
Accumulated other comprehensive income
  (loss):
    Foreign currency exchange adjustment               (3,201)          (3,512)             311           (2,876)
    Unrealized gain/(loss) on securities                5,661            6,831           (1,170)           5,084
    Additional minimum pension liability                   --             (954)             954           (2,380)
Treasury stock                                            (66)             (50)             (16)             (46)
                                                  --------------------------------------------------------------
    Total shareholders' equity                        176,866          170,758            6,108          174,089
----------------------------------------------------------------------------------------------------------------
    Total liabilities, minority                       227,458          224,803            2,655          232,731
    interests and shareholders' equity
----------------------------------------------------------------------------------------------------------------

(Note) Amount Increased/Decreased shows the difference between the third quarter of the year ending March 31, 2005 and the previous year.

           I-2. Summary of Consolidated Income Statements - Unaudited
           ----------------------------------------------



                                                   Current              Previous Third
                                                Third Quarter               Quarter               Amount          Previous Year
                                             From April 1, 2004        From April 1, 2003       Increased/      From April 1, 2003
Accounts                                    To December 31, 2004      To December 31, 2003      Decreased       To March 31, 2004
-----------------------------------------------------------------------------------------------------------------------------------
                                             Million Yen       %      Million Yen       %       Million Yen    Million Yen       %

I. Sales                                      123,902      100.0        126,924      100.0         (3,022)       163,155      100.0

II. Operating expenses
Cost of sales                                  62,435       50.4         63,497       50.0         (1,062)        84,638       51.9
Selling, general and administrative            54,849       44.2         54,362       42.9            487         72,927       44.7
  expenses
Government subsidy                             (7,100)      (5.7)            --         --         (7,100)            --         --
Impairment charges on long-lived assets            --         --             --         --             --          2,574        1.6
                                             --------------------------------------------------------------------------------------
Total operating expenses                      110,184       88.9        117,859       92.9         (7,675)       160,139       98.2
                                             --------------------------------------------------------------------------------------
  Operating income                             13,718       11.1          9,065        7.1          4,653          3,016        1.8

III. Other income and (expenses)
Interest income                                   191        0.1            254        0.2            (63)           225        0.1
Interest expense                                  (59)      (0.1)           (89)      (0.0)            30           (113)      (0.0)
Dividend income                                   254        0.2            192        0.1             62            256        0.2
Gain on sale of investment                        564        0.5            436        0.3            128            932        0.6
Valuation loss on investment in                  (511)      (0.4)          (116)      (0.1)          (395)          (142)      (0.1)
  securities
Others (net)                                     (112)      (0.1)           218        0.2           (330)           358        0.2
                                             --------------------------------------------------------------------------------------
Total other income (expenses), net                327        0.2            895        0.7           (568)         1,516        1.0
                                             --------------------------------------------------------------------------------------
Income before income taxes, equity in
net income of affiliated companies and         14,045       11.3          9,960        7.8          4,085          4,532        2.8
minority interests
                                             --------------------------------------------------------------------------------------
Income taxes                                    6,464        5.2          4,210        3.3          2,254          2,520        1.5
                                             --------------------------------------------------------------------------------------
Income before equity in net income of           7,581        6.1          5,750        4.5          1,831          2,012        1.3
  affiliated companies and minority
  interests
Equity in net income of affiliated                769        0.6            669        0.5            100          1,032        0.6
  companies
Minority interests                               (162)      (0.1)          (102)      (0.0)           (60)          (142)      (0.1)
                                             --------------------------------------------------------------------------------------
Net income                                      8,188        6.6          6,317        5.0          1,871          2,902        1.8
-----------------------------------------------------------------------------------------------------------------------------------
Net income per share                            56.88 yen                 43.10 yen                                19.85 yen
-----------------------------------------------------------------------------------------------------------------------------------

(Note) 1. Amount Increased/Decreased shows the difference between the third quarter of the year ending March 31, 2005 and the third quarter of the year ended March 31, 2004.

     2. The U.S. Statements of Financial Accounting Standards No. 130: Reporting Comprehensive Income was applied and the increase/decrease of capital accounts other than capital transactions (comprehensive income) for (1) the third quarter of the year ending March 31, 2005, (2) the third quarter of the year ended March 31, 2004, and (3) the year ended March 31, 2004, applying such standard, was an increase of 8,283 million yen, 15,231 million yen, and 14,353 million yen, respectively.

          I-3. Summary of Consolidated Cash Flow Statements - Unaudited
          -------------------------------------------------


                                                                                     Previous
Accounts                                              Current Third Quarter        Third Quarter        Previous Year
                                                       From April 1, 2004        From April 1, 2003     From April 1, 2003
                                                      To December 31, 2004      To December 31, 2003    To March 31, 2004
--------------------------------------------------------------------------------------------------------------------------

                                                           Million Yen             Million Yen           Million Yen
I.       Operating activities
     1.  Net income                                                8,188                 6,317                 2,902
     2.  Adjustments of net income to cash flow
         from operating activities
         (1) Depreciation and amortization                         2,409                 2,226                 3,081
         (2) Loss on sale of fixed assets                             31                   357                   455
         (3) Impairment loss on fixed assets                           -                     -                 2,574
         (4) Valuation loss on investment in                         512                   116                   142
             securities
         (5) Gain on sale of investment                             (563)                 (436)                 (932)
         (6) Government subsidy                                   (7,100)                    -                     -
         (7) Equity in net income of affiliated                     (345)                 (376)                 (726)
             companies
         (8) Changes in assets and liabilities
               Increase in receivables                            (1,016)               (2,194)                  (46)
               Increase in inventories                              (796)               (1,399)               (2,124)
               Increase (decrease) in payables                      (253)                   98                 1,020
               Increase  in reserves for retirement                1,508                 2,483                 3,212
               benefits
         (9)  Others                                               1,749                (1,137)               (4,357)
                                                       -------------------------------------------------------------------
                  Net cash flow from operating                     4,324                 6,055                 5,201
                  activities

II.      Investing activities

     1.  Proceeds from sales and redemption of                    40,441                47,581                59,977
         marketable securities
     2.  Acquisition of marketable securities                    (38,662)              (41,108)              (56,019)
     3.  Proceeds from sales of fixed assets                         125                   341                   369
     4.  Acquisition of tangible fixed assets                     (3,630)               (1,385)               (2,338)
     5.  Proceeds from sale and redemption of                        905                   487                 2,130
         investments
     6.  Acquisition of investments in affiliated                    (15)                 (253)               (1,690)
         companies
     7.  Acquisition of investments                               (1,012)                 (282)                 (776)
     8.  Increase in other assets                                 (3,019)                 (183)                 (325)
                                                       -------------------------------------------------------------------
                  Net cash flow from investing                    (4,867)                5,198                 1,328
                  activities

III.     Financing activities
     1.  Net increase (decrease) in short-term                     2,850                 2,273                (1,595)
         bank loans
     2.  Proceeds from long term debt                                 79                   213                    49
     3.  Repayment of long-term debt                                (180)                 (224)                 (158)
     4.  Purchase of treasury stock                                  (16)                   (3)               (2,456)
     5.  Dividend payment                                         (2,159)               (1,978)               (1,978)
                                                       -------------------------------------------------------------------
                  Net cash flow from financing                       574                   281                (6,138)
                  activities

                                                       -------------------------------------------------------------------
IV.      Effect of exchange rate on cash and cash                     79                  (122)                 (194)
         equivalents
                                                       -------------------------------------------------------------------
V.       Increase (decrease) in cash and cash                        110                11,412                   197
         equivalents
VI.      Initial balance of cash and cash                         27,443                27,246                27,246
          equivalents
                                                       -------------------------------------------------------------------
VII.     Period (Year) end balance of cash and cash               27,553                38,658                27,443
         equivalents
--------------------------------------------------------------------------------------------------------------------------

Additional Information

Cash paid for
         Interest                                                      59                   92                 114
         Income taxes, etc.                                         5,033                5,395               5,846
-----------------------------------------------------------------------------------------------------------------------

                       II. Segment Information - Unaudited

(1)  Segment Information by Type of Business

Nine months ended December 31, 2004

                                                             (Unit: Million Yen)

                                           Textile goods and     Others       Total        Elimination or     Consolidated
                                           related products                                   corporate
  --------------------------------------------------------------------------------------------------------------------------
  Sales

    (1)    Sales to outside customers            113,685         10,217      123,902                  -         123,902
  --------------------------------------------------------------------------------------------------------------------------
    (2)    Internal sales among segments               -          2,974        2,974             (2,974)              -
  --------------------------------------------------------------------------------------------------------------------------
  Total                                          113,685         13,191      126,876             (2,974)        123,902
  --------------------------------------------------------------------------------------------------------------------------
  Operating expenses                             106,449         13,219      119,668             (9,484)        110,184
  --------------------------------------------------------------------------------------------------------------------------
  Operating income                                 7,236            (28)       7,208              6,510          13,718
  --------------------------------------------------------------------------------------------------------------------------

Nine months ended December 31, 2003

                                                             (Unit: Million Yen)

                                           Textile goods and     Others       Total        Elimination or     Consolidated
                                            related products                                 corporate
  --------------------------------------------------------------------------------------------------------------------------
  Sales

    (1)    Sales to outside customers            116,065         10,859      126,924                 -          126,924
  --------------------------------------------------------------------------------------------------------------------------
    (2)    Internal sales among segments               -          5,777        5,777            (5,777)               -
  --------------------------------------------------------------------------------------------------------------------------
  Total                                          116,065         16,636      132,701            (5,777)         126,924
  --------------------------------------------------------------------------------------------------------------------------
  Operating expenses                             106,081         16,414      122,495            (4,636)         117,859
  --------------------------------------------------------------------------------------------------------------------------
  Operating income (loss)                          9,984            222       10,206            (1,141)           9,065
  --------------------------------------------------------------------------------------------------------------------------


(Note)    1.  Segment information is prepared based on the "Regulations
              Concerning Consolidated Interim Financial Statements".

          2. Based on the type, quality, and similarity in sales markets for their respective products, we divide our businesses into two segments: (1) textile goods and related products and (2) others.

          3.   Core products of the respective businesses:
               Textile goods and related products: innerwear (foundation, lingerie, nightwear and children's innerwear), outerwear, sportswear, hosiery, etc. Others: mannequins, shop design and implementation, restaurant, culture, services, etc.

(2)  Segment Information by Location

Nine months ended December 31, 2004

                                                             (Unit: Million Yen)

                                          Japan        Asia       Europe/U.S.   Total      Elimination or    Consolidated
                                                                                           corporate
--------------------------------------------------------------------------------------------------------------------------
  Sales

  (1)  Sales to outside customers        110,121       3,974         9,807     123,902              -           123,902
--------------------------------------------------------------------------------------------------------------------------
  (2)  Internal sales among segments         722       3,129             -       3,851         (3,851)                -
--------------------------------------------------------------------------------------------------------------------------
Total                                    110,843       7,103         9,807     127,753         (3,851)          123,902
--------------------------------------------------------------------------------------------------------------------------
Operating expenses                       105,481       6,562         8,502     120,545        (10,361)          110,184
--------------------------------------------------------------------------------------------------------------------------
Operating income                           5,362         541         1,305       7,208          6,510            13,718
--------------------------------------------------------------------------------------------------------------------------

Nine months ended December 31, 2003

                                                             (Unit: Million Yen)

                                          Japan        Asia        Europe/U.S.     Total       Elimination or   Consolidated
                                                                                               corporate
  --------------------------------------------------------------------------------------------------------------------------
  Sales
    (1)  Sales to outside customers       112,638       3,856         10,430      126,924              -           126,924
  --------------------------------------------------------------------------------------------------------------------------
    (2)  Internal sales among segments        680       2,848              -        3,528         (3,528)                -
  --------------------------------------------------------------------------------------------------------------------------
  Total                                   113,318       6,704         10,430      130,452         (3,528)          126,924
  --------------------------------------------------------------------------------------------------------------------------
  Operating expenses                      104,925       6,181          9,140      120,246         (2,387)          117,859
  --------------------------------------------------------------------------------------------------------------------------
  Operating income                          8,393         523          1,290       10,206         (1,141)            9,065
  --------------------------------------------------------------------------------------------------------------------------


 (Note)   1.   Segment information is prepared based on the "Regulations
               Concerning Consolidated Interim Financial Statements".

          2. Major countries and areas included in the respective segments other than Japan:
                   Asia: various countries of East Asia and Southeast Asia Europe/U.S.: the U.S. and various European countries

(3)      Overseas Sales

Nine months ended December 31, 2004

                                                             (Unit: Million Yen)

                                                                    Asia                Europe/U.S.             Total
  --------------------------------------------------------------------------------------------------------------------------
  I.       Overseas sales                                           3,974                  9,807                13,781
  --------------------------------------------------------------------------------------------------------------------------
  II.      Consolidated sales                                                                                  123,902
  --------------------------------------------------------------------------------------------------------------------------
  III.     Ratio of overseas sales in consolidated sales             3.2%                   7.9%                 11.1%
  --------------------------------------------------------------------------------------------------------------------------

Nine months ended December 31, 2003

                                                             (Unit: Million Yen)

                                                                    Asia               Europe/U.S.               Total
  --------------------------------------------------------------------------------------------------------------------------
  I.       Overseas sales                                           3,856                 10,430                14,286
  --------------------------------------------------------------------------------------------------------------------------
  II.      Consolidated sales                                                                                  126,924
  --------------------------------------------------------------------------------------------------------------------------
  III.     Ratio of overseas sales in consolidated sales             3.0%                   8.2%                 11.2%
  --------------------------------------------------------------------------------------------------------------------------

(Note)    1.  Segment information is prepared based on the "Regulations
              Concerning Consolidated Interim Financial Statements".

          2.   Major countries and areas included in the respective segments:
                    Asia: various countries of East Asia and Southeast Asia Europe/U.S.: the U.S. and various European countries

                 III. Status of Production and Sales - Unaudited
                 -----------------------------------

(1)  Production Results

  Segment name by type of              Nine months                       Nine months
  business                      Ended December 31, 2004           Ended December 31, 2003           Increase/Decrease
                           -----------------------------------------------------------------------------------------------------
                               Amount         Distribution        Amount        Distribution      Amount       Increase/Decrease
                                                  Ratio                             Ratio                             Ratio
  ------------------------------------------------------------------------------------------------------------------------------
                           Million Yen                 %        Million Yen             %       Million Yen              %
  Textile goods and           52,426               100.0           54,542            100.0       (2,116)               (3.9)
  related products
  ------------------------------------------------------------------------------------------------------------------------------


(2)  Sales Results


  Segment name by type of                  Nine months                      Nine months
  business                           Ended December 31, 2004          Ended December 31, 2003            Increase/Decrease
                                   ---------------------------------------------------------------------------------------------
                                                                                                                       Increase/
                                    Amount            Distribution     Amount          Distribution    Amount          Decrease
                                                          Ratio                            Ratio                         Ratio
  ------------------------------------------------------------------------------------------------------------------------------
                                   Million Yen                %       Million Yen              %      Million Yen             %

             Innerwear
                Foundation            90,081                72.7        91,743               72.3      (1,662)             (1.8)
                and lingerie
                Nightwear              8,540                 6.9         9,549                7.5      (1,009)            (10.6)
                Children's             1,821                 1.5         2,067                1.6        (246)            (11.9)
                underwear
             -------------------------------------------------------------------------------------------------------------------
             Subtotal                100,442                81.1       103,359               81.4      (2,917)             (2.8)
  Textile    -------------------------------------------------------------------------------------------------------------------
  goods      Outerwear/Sportswear      7,420                 6.0         7,779                6.1        (359)             (4.6)
  and        -------------------------------------------------------------------------------------------------------------------
  related    Hosiery                   1,900                 1.5         1,558                1.2         342              22.0
  products   -------------------------------------------------------------------------------------------------------------------
             Other textile             3,923                 3.2         3,369                2.7         554              16.4
             goods and
             related products
             -------------------------------------------------------------------------------------------------------------------
             Total                   113,685                91.8       116,065               91.4      (2,380)             (2.1)
  ------------------------------------------------------------------------------------------------------------------------------
  Others                              10,217                 8.2        10,859                8.6        (642)             (5.9)
  ------------------------------------------------------------------------------------------------------------------------------
  Total                              123,902               100.0       126,924              100.0      (3,022)             (2.4)
  ------------------------------------------------------------------------------------------------------------------------------

(Reference)  Recent Trend of Quarterly Business Results - Unaudited

Year ending March, 2005 (consolidated)

                                          First Quarter         Second Quarter          Third Quarter         Fourth Quarter
                                        -----------------------------------------------------------------------------------------
                                        From April 1, 2004    From April 1, 2004      From April 1, 2004      From April 1, 2004
                                         To June 30, 2004    To September 30, 2004   To December 31, 2004      To March 31, 2005
---------------------------------------------------------------------------------------------------------------------------------

Sales                (Million Yen)              41,316                 83,242                123,902
---------------------------------------------------------------------------------------------------------------------------------
Operating Income     (Million Yen)               3,508                 11,292                 13,718
---------------------------------------------------------------------------------------------------------------------------------
Pre-tax Net Income   (Million Yen)               3,745                 11,187                 14,045
---------------------------------------------------------------------------------------------------------------------------------
Net Income           (Million Yen)               2,307                  6,495                  8,188
---------------------------------------------------------------------------------------------------------------------------------
Net Income Per Share         (Yen)               16.03                  45.12                  56.88
---------------------------------------------------------------------------------------------------------------------------------
Diluted Net Earnings Per Share                       -                      -                      -
                             (Yen)
---------------------------------------------------------------------------------------------------------------------------------
Total Assets         (Million Yen)             226,733                221,444                227,458
---------------------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                     171,657                173,661                176,866
                     (Million Yen)
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity Per Share                1,192.39               1,206.31               1,228.66
                             (Yen)
---------------------------------------------------------------------------------------------------------------------------------
Cash Flow from (used in)                            (8)                 1,317                  4,324
Operating Activities (Million Yen)
---------------------------------------------------------------------------------------------------------------------------------
Cash Flow provided by (used in)                  2,458                 (1,516)                (4,867)
Investing Activities (Million Yen)
---------------------------------------------------------------------------------------------------------------------------------
Cash Flow provided by (used in)                    804                 (2,676)                   574
Financing Activities (Million Yen)
---------------------------------------------------------------------------------------------------------------------------------
Balance of Cash and Cash Equivalents            30,672                 24,599                 27,553
at End of Period     (Million Yen)
---------------------------------------------------------------------------------------------------------------------------------

Year ended March, 2004 (consolidated)

                                          First Quarter         Second Quarter          Third Quarter          Fourth Quarter
                                       ------------------------------------------------------------------------------------------
                                         From April 1, 2003     From April 1, 2003     From April 1, 2003     From April 1, 2003
                                          To June 30, 2003    To September 30, 2003   To December 31, 2003    To March 31, 2004
---------------------------------------------------------------------------------------------------------------------------------
Sales                (Million Yen)              41,743                 84,347                126,924                163,155
---------------------------------------------------------------------------------------------------------------------------------
Operating Income     (Million Yen)               3,354                  6,021                  9,065                  3,016
---------------------------------------------------------------------------------------------------------------------------------
Pre-tax Net Income   (Million Yen)               3,495                  6,694                  9,960                  4,532
---------------------------------------------------------------------------------------------------------------------------------
Net Income           (Million Yen)               2,192                  4,424                  6,317                  2,902
---------------------------------------------------------------------------------------------------------------------------------
Net Income Per Share         (Yen)               14.96                  30.18                  43.10                  19.85
---------------------------------------------------------------------------------------------------------------------------------
Diluted Net Earnings Per Share                       -                      -                      -                      -
                             (Yen)
---------------------------------------------------------------------------------------------------------------------------------
Total Assets         (Million Yen)             221,677                227,916                232,731                224,803
---------------------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                     164,761                170,347                174,089                170,758
                     (Million Yen)
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity Per Share                1,124.12               1,162.24               1,187.78               1,186.12
                             (Yen)
---------------------------------------------------------------------------------------------------------------------------------
Cash Flow from (used in)                          (123)                 2,859                  6,055                  5,201
Operating Activities (Million Yen)
---------------------------------------------------------------------------------------------------------------------------------
Cash Flow provided by (used in)                  6,475                  8,852                  5,198                  1,328
Investing Activities (Million Yen)
---------------------------------------------------------------------------------------------------------------------------------
Cash Flow provided by (used in)                  1,713                 (2,102)                   281                 (6,138)
Financing Activities (Million Yen)
---------------------------------------------------------------------------------------------------------------------------------
Balance of Cash and Cash Equivalents            35,312                 36,864                 38,658                 27,443
at End of Period     (Million Yen)
---------------------------------------------------------------------------------------------------------------------------------